Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2023

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Revenue	€105,201	€122,747	€251,324	€294,224
Revenue from related party	52,661	60,955	142,010	135,891
Total revenue	157,862	183,702	393,334	430,115

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	3,080	3,236	9,223	9,199
Selling and marketing, including related party (1)(2)(3)	121,684	128,799	281,914	280,491
Technology and content, including related party (1)(2)(3)	12,011	13,453	36,877	42,500
General and administrative, including related party (1)(2)(3)	9,251	11,121	30,090	51,202
Amortization of intangible assets (2)	34	34	101	102
Impairment of intangible assets and goodwill	196,127	100,465	196,127	184,642
Operating loss	(184,325)	(73,406)	(160,998)	(138,021)

Other income/(expense)
Interest expense	(3)	(11)	(7)	(46)
Interest income	1,837	86	4,126	215
Other, net	(123)	329	(337)	684
Total other income, net	1,711	404	3,782	853

Loss before income taxes	(182,614)	(73,002)	(157,216)	(137,168)
Expense/(benefit) for income taxes	(35)	(6,124)	9,581	158
Loss before equity method investment	(182,579)	(66,878)	(166,797)	(137,326)
Loss from equity method investment	(55)	(259)	(173)	(313)
Net loss	€(182,634)	€(67,137)	€(166,970)	€(137,639)

Earnings per share available to common stockholders:
Basic	€(0.53)	€(0.19)	€(0.49)	€(0.38)
Diluted	(0.53)	(0.19)	(0.49)	(0.38)
Shares used in computing earnings per share:
Basic	343,806	360,609	343,919	359,964
Diluted	343,806	360,609	343,919	359,964

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
(1) Includes share-based compensation as follows:
Cost of revenue	€37	€48	€108	€150
Selling and marketing	135	161	327	592
Technology and content	541	687	1,327	2,314
General and administrative	2,380	4,044	6,469	8,682

(2) Includes amortization as follows:
Amortization of internal use software costs included in selling and marketing	€—	€—	€—	€8
Amortization of internal use software and website development costs included in technology and content	789	1,042	2,280	3,204
Amortization of internal use software costs included in general and administrative	—	1	—	104
Amortization of acquired technology included in amortization of intangible assets	34	34	101	102

(3) Includes related party expense as follows:
Selling and marketing	€20	€7	€68	€93
Technology and content	397	51	1,211	112
General and administrative	—	—	24	1
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive income/(loss)
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Net loss	€(182,634)	€(67,137)	€(166,970)	€(137,639)
Other comprehensive income:
Currency translation adjustments	4	24	7	52
Total other comprehensive income	4	24	7	52
Comprehensive income/(loss)	€(182,630)	€(67,113)	€(166,963)	€(137,587)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of September 30, 2023	As of December 31, 2022
Current assets:
Cash and cash equivalents	€298,957	€248,584
Restricted cash	342	342
Accounts receivable, net of allowance for credit losses of €1,236 and €418 at September 30, 2023 and December 31, 2022, respectively	36,501	25,679
Accounts receivable, related party	31,162	24,432
Short-term investments	—	45,000
Tax receivable	2,551	498
Prepaid expenses and other current assets	10,788	8,669
Total current assets	380,301	353,204

Property and equipment, net	10,287	13,075
Operating lease right-of-use assets	42,862	45,028
Investments and other assets	9,673	8,409
Intangible assets, net	75,649	89,949
Goodwill	—	181,927
TOTAL ASSETS	€518,772	€691,592

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€26,874	€19,941
Income taxes payable	3,926	12,325
Deferred revenue	1,273	1,689
Payroll liabilities	2,505	2,454
Accrued expenses and other current liabilities	10,028	8,675
Operating lease liability	2,282	4,538
Dividend payable	57,914	—
Dividend payable, related party	126,467	—
Total current liabilities	231,269	49,622

Operating lease liability	39,016	40,729
Deferred income taxes	25,421	30,050
Other long-term liabilities	8,882	9,455

Stockholders’ equity:
Class A common stock, €0.06 par value - 700,000,000 shares authorized, Shares issued: 108,750,543 and 124,305,225, respectively Shares outstanding: 108,750,543 and 104,305,225, respectively	6,525	7,458
Class B common stock, €0.60 par value - 320,000,000 shares authorized, 237,476,895 and 237,476,895 shares issued and outstanding, respectively	142,486	142,486
Treasury stock at cost - Class A shares, nil and 20,000,000 shares, respectively	—	(19,960)
Reserves	683,131	863,987
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income	61	54
Accumulated deficit	(740,326)	(554,596)
Total stockholders' equity	214,184	561,736
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€518,772	€691,592
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended September 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2023	€7,672	€142,486	€(19,960)	€865,554	€(538,932)	€57	€122,307	€579,184
Net loss					(182,634)			(182,634)
Other comprehensive income (net of tax)						4		4
Share-based compensation expense				3,093				3,093
Issuance of common stock related to exercise of options and vesting of RSUs	53			(9)				44
Withholding taxes on net share settlements of equity awards				(1,126)				(1,126)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend payables				(184,381)				(184,381)
Balance at September 30, 2023	€6,525	€142,486	€—	€683,131	€(740,326)	€61	€122,307	€214,184

Nine months ended September 30, 2023	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2023	€7,458	€142,486	€(19,960)	€863,987	€(554,596)	€54	€122,307	€561,736
Net loss					(166,970)			(166,970)
Other comprehensive income (net of tax)						7		7
Share-based compensation expense				8,231				8,231
Issuance of common stock related to exercise of options and vesting of RSUs	267			(42)				225
Withholding taxes on net share settlements of equity awards				(4,664)				(4,664)
Treasury stock retirement	(1,200)		19,960		(18,760)			—
Dividend payables				(184,381)				(184,381)
Balance at September 30, 2023	€6,525	€142,486	€—	€683,131	€(740,326)	€61	€122,307	€214,184

Three months ended September 30, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at July 1, 2022	€7,362	€142,486	€(23)	€855,817	€(497,880)	€64	€122,307	€630,133
Net loss					(67,137)			(67,137)
Other comprehensive income (net of tax)						24		24
Share-based compensation expense				4,940				4,940
Issuance of common stock related to exercise of options and vesting of RSUs	66			(24)				42
Repurchase of common stock			(276)					(276)
Balance at September 30, 2022	€7,428	€142,486	€(299)	€860,733	€(565,017)	€88	€122,307	€567,726

Nine months ended September 30, 2022	Class A common stock	Class B common stock	Treasury stock - Class A common stock	Reserves	Retained earnings (accumulated deficit)	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2022	€5,802	€157,178	€—	€835,839	€(427,378)	€36	€122,307	€693,784
Net loss					(137,639)			(137,639)
Other comprehensive income (net of tax)						52		52
Share-based compensation expense				11,738				11,738
Conversion of Class B shares	1,469	(14,692)		13,223				—
Issuance of common stock related to exercise of options and vesting of RSUs	157			(67)				90
Repurchase of common stock			(299)					(299)
Balance at September 30, 2022	€7,428	€142,486	€(299)	€860,733	€(565,017)	€88	€122,307	€567,726
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Operating activities:
Net loss	€(182,634)	€(67,137)	€(166,970)	€(137,639)
Adjustments to reconcile net loss to net cash provided by:
Depreciation (property and equipment and internal-use software and website development)	1,093	1,464	3,306	4,783
Amortization of intangible assets	34	34	101	102
Goodwill and intangible assets impairment loss	196,127	100,465	196,127	184,642
Impairment of long-lived assets including internal-use software and website development	—	—	—	893
Share-based compensation	3,093	4,940	8,231	11,738
Deferred income taxes	(4,580)	(15,419)	(4,629)	(18,988)
Foreign exchange (gains)/losses, net	124	(326)	487	(1,023)
Expected credit losses, net	92	66	924	89
(Gain)/loss on disposal of fixed assets	(3)	8	(17)	(2)
Loss from equity method investment	55	259	173	313
Changes in operating assets and liabilities:
Accounts receivable, including related party	(2,068)	(1,903)	(18,550)	(36,416)
Prepaid expenses and other assets	3,094	3,428	(3,759)	(421)
Accounts payable	(6,046)	(10,150)	6,543	15,342
Payroll liabilities	(2,723)	(92)	(176)	350
Accrued expenses and other liabilities	(262)	1,192	1,475	317
Deferred revenue	(50)	210	(416)	(196)
Taxes payable/receivable, net	(673)	10,301	(10,470)	8,368
Net cash provided by operating activities	4,673	27,340	12,380	32,252

Investing activities:
Purchase of investments	—	—	—	(50,000)
Proceeds from sales and maturities of investments	25,000	—	45,000	—
Capital expenditures, including internal-use software and website development	(921)	(1,126)	(2,617)	(3,332)
Investment in equity-method investees	—	—	—	(5,951)
Proceeds from sale of fixed assets	3	3	26	13
Net cash provided by/(used in) investing activities	24,082	(1,123)	42,409	(59,270)

Financing activities:
Proceeds from exercise of option awards	44	42	225	90
Payment of withholding taxes on net share settlements of equity awards	(2,561)	—	(4,363)	—
Repayment of other non-current liabilities	(10)	(13)	(36)	(99)
Purchases of treasury stock	—	(299)	—	(299)
Net cash used in financing activities	(2,527)	(270)	(4,174)	(308)

Effect of exchange rate changes on cash	67	988	(242)	2,419
Net increase in cash, cash equivalents and restricted cash	26,295	26,935	50,373	(24,907)
Cash, cash equivalents and restricted cash at beginning of the period	273,004	204,877	248,926	256,719
Cash, cash equivalents and restricted cash at end of the period	€299,299	€231,812	€299,299	€231,812

Supplemental cash flow information:
Cash paid for interest	€3	€11	€7	€46
Cash received for interest	1,485	18	3,489	127
Cash paid for taxes, net of (refunds)	5,943	(1,020)	25,164	4,545
Non-cash investing and financing activities:
Withholding taxes on net share settlements of equity awards-related liability	227	—	227	—
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. Beginning in 2020, we began to offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of September 30, 2023, Expedia Group’s ownership interest and voting interest in trivago N.V. is 60.4% and 84.2%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2022 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2022, previously filed with the Securities and Exchange Commission (“SEC”).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. We generally expect to experience higher return on Advertising Spend in the first and fourth quarter of the year as we typically expect to advertise less in the periods outside of high travel seasons. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of goodwill and indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2023 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2022, except as updated below.
Treasury stock
The Company records the repurchase of shares of its common stock at cost on the trade date of the transaction. These shares are considered treasury stock, which is a reduction to stockholders’ equity.
Treasury stock is included in authorized and issued shares but is not considered outstanding for share count purposes, therefore is excluded from average common shares outstanding for basic and diluted earnings per share.
Treasury stock is held for the purpose of reissuance under share-based compensation plans or capital reduction (retirement). When treasury stock is reissued any gains are included as part of additional paid-in capital. Losses upon reissuance reduce additional paid-in capital to the extent that previous net gains from the same class of stock have been recognized and any losses above that are recognized as part of retained earnings (accumulated deficit). We use the first-in-first-out purchase cost to determine the cost of the treasury stock that is reissued. If treasury stock is retired, any cost in excess of par value will be recorded to retained earnings (accumulated deficit).
Adoption of new accounting pronouncements
Measurement of Credit Losses on Financial Instruments. As of January 1, 2023, we have prospectively adopted ASU 2022-02 which expands certain disclosure requirements for public business entities to include the current-period gross write-offs by year of origination for financing receivables and net investment in leases. Past due trade receivables written off that originate from prior periods are typically not material. The adoption of this new guidance did not have a material impact to our unaudited condensed consolidated financial statements.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 33% and 36% of total revenues for the three and nine months ended September 30, 2023, respectively, compared to 33% and 32%, respectively, in the same periods in 2022. Expedia Group and its affiliates represents 46% and 49% of total accounts receivable as of September 30, 2023 and December 31, 2022, respectively.
Booking Holdings and its affiliates represent 46% and 43% of total revenues for the three and nine months ended September 30, 2023, respectively, compared to 50% and 49%, respectively, in the same periods in 2022. Booking Holdings and its affiliates represent 30% of total accounts receivable as of September 30, 2023 and December 31, 2022.

Deferred revenue
As of December 31, 2022, the deferred revenue balance was €1.7 million, €1.6 million of which was recognized as revenue during the nine months ended September 30, 2023.
Interest income
Interest income presented in our unaudited condensed consolidated statements of operations primarily consists of interest earned on our term deposits held with financial institutions and interest earned on our bank accounts.
Foreign currency transaction gains and losses
We record gains and losses in our unaudited condensed consolidated statements of operations related to the recurring remeasurement and settlement of transactions in foreign currencies other than the functional currency.
Foreign currency transaction gains and losses presented within net other income and expense for the three and nine months ended September 30, 2023 were as follows:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2023	2022	2023	2022
Foreign exchange gains/(losses), net	€(124)	€326	€(487)	€1,023

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

As of September 30, 2023	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€239,186	€—	€239,186
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€240,537	€—	€240,537

As of December 31, 2022	Total	Level 1	Level 2
(in thousands)
Assets
Cash equivalents:
Term deposits	€159,000	€—	€159,000
Short-term investments:
Term deposits	45,000	—	45,000
Investments and other assets:
Term deposits	1,351	—	1,351
Total	€205,351	€—	€205,351
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. This is included within cash equivalents as Level 1 measurements.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets.
Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the new campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as goodwill, intangible assets and property and equipment, as well as equity method investments, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	September 30, 2023	December 31, 2022
Prepaid advertising	€7,409	€6,284
Other prepaid expenses	2,489	2,035
Other assets	890	350
Total	€10,788	€8,669
In January 2021, we entered into a long-term marketing sponsorship agreement for various marketing rights beginning July 1, 2021. The final contractual installment payment under this agreement was paid in June 2023. As of September 30, 2023, €6.0 million has been included within prepaid advertising in the above table compared to €4.3 million as of December 31, 2022.

Note 5: Property and equipment, net
The following table is a summary of property, equipment, and accumulated depreciation as of September 30, 2023 and December 31, 2022:

	September 30, 2023	December 31, 2022
(in thousands)
Building and leasehold improvements	€4,117	€6,865
Capitalized software and software development costs	29,392	28,867
Computer equipment	15,195	15,916
Furniture and fixtures	2,999	3,045
Subtotal	€51,703	€54,693
Less: accumulated depreciation	41,416	42,175
Construction in process	—	557
Property and equipment, net	€10,287	€13,075
Pursuant to the amendment of the operating lease agreement for office space signed in January 2021, the Company sold and transferred long-lived assets with a net book value of €2.1 million to the landlord. This transaction is offset in the unaudited condensed consolidated balance sheet by the lease termination penalty payment to the landlord of €2.3 million. The net amount is recorded in accrued expenses and other current liabilities as of September 30, 2023. There was no significant gain/loss recorded on the sale of these fixed assets. See Note 6: Leases for additional details on the transaction.

Note 6: Leases
On January 29, 2021, we entered into an amendment to the operating lease agreement for office space in our corporate headquarters, whereby the landlord agreed to grant us partial termination of the lease related to certain floor spaces. Pursuant to the amendment, the Company surrendered the leased space on May 31, 2023 for a €2.3 million penalty payment to the landlord. The penalty is offset by a sale of long-lived assets which were transferred to the landlord as a part of this transaction, see Note 5: Property and equipment, net for additional details.

Note 7: Goodwill and intangible assets, net
The following table presents our goodwill and intangible assets as of September 30, 2023 and December 31, 2022:

(in thousands)	September 30, 2023	December 31, 2022
Goodwill	€—	€181,927
Intangible assets with definite lives, net	304	404
Intangible assets with indefinite lives	75,345	89,545
Total	€75,649	€271,876
Goodwill
The following table presents the changes in goodwill by reporting segment:

(in thousands)	Developed Europe	Americas	Rest of World	Total
Balance as of January 1, 2022	€200,067	€86,472	€—	€286,539
Foreign exchange translation	26	4	—	30
Impairment charge	(104,642)	—	—	(104,642)
Balance as of December 31, 2022	€95,451	€86,476	€—	€181,927
Impairment charge	(95,451)	(86,476)	—	(181,927)
Balance as of September 30, 2023	€—	€—	€—	€—
As a result of our annual impairment test performed as of September 30, 2023, we recorded impairment charges to the Developed Europe and Americas reporting unit goodwill balances of €95.5 million and €86.5 million, respectively. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, share price decline during the third quarter of 2023, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.
For the year ended December 31, 2022, we recorded a cumulative goodwill impairment charge of €104.6 million to our Developed Europe reporting unit. The impairments recorded in the prior year were due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation, more uncertainty in respect of the overall economic environment, and a shift in the Company’s internal priorities beginning in the second quarter of 2022.

The fair value estimates for all reporting units were based on a blended analysis of the present value of future discounted cash flows and market value approach. The significant estimates used in the discounted cash flows model included our weighted average cost of capital, revenue growth rates, profitability of our business and long-term rate of growth. The significant estimates used in the market approach included identifying similar companies with comparable business factors such as size, growth, profitability, risk and return on investment, assessing comparable revenue and earnings multiples and the control premium applied in estimating the fair values of the reporting units.
We had accumulated goodwill impairment losses of €494.2 million as of September 30, 2023 and €312.3 million as of December 31, 2022.
Indefinite-lived Intangible Assets
The following table presents the changes in our indefinite-lived intangible assets:

(in thousands)	Intangible assets with indefinite lives
Balance as of January 1, 2022	€169,545
Impairment charge	(80,000)
Balance as of December 31, 2022	€89,545
Impairment charge	(14,200)
Balance as of September 30, 2023	€75,345
Our indefinite-lived intangible assets relate principally to trade names, trademarks and domain names.
As a result of our annual impairment test performed as of September 30, 2023, we recorded an impairment charge to our indefinite-lived intangible assets of €14.2 million. The impairment was driven by adjustments made to our profitability outlook arising from the announced strategy shift to long-term growth, uncertainty in our operating environment, and the continued uncertainty in respect of the overall economic environment.
For the year ended December 31, 2022, we recorded cumulative impairment charge of €80.0 million to our indefinite-lived intangible assets. The impairments recorded in the prior year were due to deteriorating macroeconomic conditions, including rising interest rates, increased inflation, more uncertainty in respect of the overall economic environment, and a shift in the Company’s internal priorities beginning in the second quarter of 2022.
We base our measurement of the fair value of our indefinite-lived intangible assets using the relief-from-royalty method. This method assumes that these assets have value to the extent that their owner is relieved of the obligation to pay royalties for the benefits received from them. The method requires us to estimate future revenue for the brand, the appropriate royalty rate and an applicable discount rate.
We had accumulated impairment losses for indefinite-lived intangible assets of €94.2 million as of September 30, 2023 and €80.0 million as of December 31, 2022.

Note 8: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended September 30,		Nine months ended September 30,
(in thousands)	2023	2022	2023	2022
Cost of revenue	€37	€48	€108	€150
Selling and marketing	135	161	327	592
Technology and content	541	687	1,327	2,314
General and administrative	2,380	4,044	6,469	8,682
Total share-based compensation expense	€3,093	€4,940	€8,231	€11,738
Share-based award activity
The following table presents a summary of our share option activity for the nine months ended September 30, 2023:

	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2023	27,357,798	2.30	10	23,179
Granted	20,879,816	1.05
Exercised(1)	7,955,542	0.06
Cancelled	1,306,532	2.86
Balance as of September 30, 2023	38,975,540	2.08	9	14,994
Exercisable as of September 30, 2023	11,596,858	4.99	15	4,362
(1) Inclusive of 4,212,811 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of September 30, 2023:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	30,007,063	2.41	10	12,340
Currently Exercisable	11,596,858	4.99	15	4,362

On May 9, 2023, 8,160,000 market-based and 12,240,000 service-based options were granted to the new Managing Directors appointed at the annual general meeting of shareholders held on June 30, 2023. The market-based awards cliff vest at the end of the performance period on June 30, 2027. The market condition is based upon trivago's volume-weighted average share price which determines the number of shares earned. The service-based options vest annually over three years beginning on June 30, 2024 in equal increments.
Also on May 9, 2023, our former CEO resigned and concurrently signed an agreement to provide substantive consultancy services. As a result, a modification was made to the vesting conditions for the outstanding market-based and service-based options. As the modification date fair values of the unvested awards were lower than the original grant date fair values, we recorded a €1.3 million reduction in general and administrative compensation expense during the second quarter ended June 30, 2023.
The following table presents a summary of our restricted stock units (RSUs) for the nine months ended September 30, 2023:

	RSUs	Weighted Average Grant Date Fair Value	Remaining contractual life
		(in €)	(in years)
Balance as of January 1, 2023	2,972,024	1.94	6
Granted	1,446,392	1.57
Vested(1)	1,055,410	1.82
Cancelled	363,710	2.16
Balance as of September 30, 2023	2,999,296	1.72	6
(1) Inclusive of 302,071 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 9: Income taxes
We determine our provision for income taxes for interim periods using an estimate of our annual effective tax rate. We record any changes affecting the estimated annual effective tax rate in the interim period in which the change occurs, including discrete items.
Income tax benefit was €35 thousand in the third quarter of 2023, compared to €6.1 million in the same period in 2022. The total weighted average tax rate was 31.2%, which was mainly driven by the German statutory tax rate of approximately 31.2%. Our effective tax rate for the third quarter of 2023 was (2.4)%, compared to 8.4% in the same period in 2022. The difference in effective tax rate in the quarter ended September 30, 2023 compared to the same period in 2022 is primarily attributable to the higher amount of goodwill impairment recognized in the current year, which is not deductible for tax purposes, and the difference in pre-tax profit and loss position between periods.
The difference between the weighted average tax rate of 31.2% and the effective tax rate of (2.4)% in the third quarter of 2023 is primarily attributable to the goodwill impairment, which is non-deductible for tax purposes.
Income tax expense was €9.6 million in the nine months ended September 30, 2023, compared to €0.2 million in the nine months ended September 30, 2022. Our effective tax rate for the nine months ended September 30, 2023 was (6.1)%, compared to (0.1)% in the same period in 2022.

The difference between the weighted average tax rate and the effective tax rate for the nine months ended September 30, 2023 is primarily attributable to the goodwill impairment, which is non-deductible for tax purposes.
An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.5 million as of September 30, 2023. A liability for these tax benefits is presented under other long term liabilities in the unaudited condensed consolidated financial statements. A liability for these tax benefits of €0.8 million that was previously presented within other current liabilities was released during the quarter ended September 30, 2023.

Note 10: Stockholders' equity
Class A and Class B common stock has a par value of €0.06 and €0.60, respectively. Each Class B share is convertible into one Class A share at any time by the holder. The share premium derived from the conversion is recognized within reserves. As of September 30, 2023, Class B shares of trivago N.V. are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of September 30, 2023, had an ownership interest and voting interest of 8.2% and 11.5%, respectively.
During the nine months ended September 30, 2023 and 2022, nil and 24,485,793, respectively, Class B shares were converted into Class A shares.
On March 1, 2022, the Company's Supervisory Board authorized a program to repurchase up to 10 million of the Company's ADSs, each representing one Class A share. On March 7, 2022, the Company entered into a stock repurchase program which expired on May 30, 2022. No stock repurchases were made under this agreement. On May 31, 2022, the Company entered into another stock repurchase program which expired on July 29, 2022. During the year ended December 31, 2022, the Company reacquired 205,457 Class A common shares on the open market at fair market value. The shares of stock purchased under the buyback program were held as treasury shares until they were all reissued to settle RSU awards vesting from our share-based compensation awards during the fourth quarter of 2022.

In November 2022, the Company acquired 20,000,000 Class A shares from Peter Vinnemeier, one of our founders, valued at €19.9 million and were classified as treasury stock until they were retired in September 2023. As a result, the treasury stock balance of €19.9 million was eliminated and Class A common stock was reduced by €1.2 million representing the par value of the retired shares. The difference of €18.7 million was recognized in accumulated deficit.

On September 11, 2023, the Company's Supervisory Board resolved to issue a one-time extraordinary dividend totaling €184.4 million to be distributed to Class A and B shareholders of record on November 3, 2023. Of the total amount, €167.9 million is subject to shareholder approval on November 1, 2023. Due to the Supervisory Board resolution and the receipt of the Company's majority shareholder's (refer to Note 1: Organization and basis of presentation) intention to vote in favor of the dividend distribution, the total probable distribution amount has been accrued. The amount has been bifurcated and presented as dividend payable and related party dividend payable in the Company's unaudited condensed consolidated balance sheet as of September 30, 2023.

Note 11: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended September 30,		Nine months ended September 30,
(€ thousands, except per share data)	2023	2022	2023	2022
Numerator:
Net loss	€(182,634)	€(67,137)	€(166,970)	€(137,639)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	343,806	360,609	343,919	359,964
Diluted	343,806	360,609	343,919	359,964

Net loss per share:
Basic	€(0.53)	€(0.19)	€(0.49)	€(0.38)
Diluted	(0.53)	(0.19)	(0.49)	(0.38)
For the three and nine months ended September 30, 2023 and September 30, 2022, diluted weighted average common shares outstanding does not include the effects of the exercise of outstanding stock options and RSUs as the inclusion of these instruments would have been anti-dilutive.

Note 12: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions, pursuant to which powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €52.7 million and €142.0 million for the three and nine months ended September 30, 2023, respectively, compared to €61.0 million and €135.9 million in the same period in 2022, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue represented 33% and 36% of our total revenue for the three and nine months ended September 30, 2023, respectively, compared to 33% and 32% in the same period in 2022, respectively.
For the three and nine months ended September 30, 2023 and 2022, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of September 30, 2023 and December 31, 2022 were €31.2 million and €24.4 million, respectively. The dividend payable balance with Expedia Group as of September 30, 2023 was €111.3 million, which is presented within the related party dividend payable balance in our unaudited condensed consolidated balance sheet, see Note 10: Stockholders' equity for additional details.
Dividend Payable
As further described in Note 10: Stockholders' equity, the Company's Supervisory Board resolved to issue a one-time extraordinary dividend totaling €184.4 million to be distributed to Class A and B shareholders of record on November 3, 2023. Of the total amount, €126.5 million has been presented as related party dividend payable in our unaudited condensed consolidated balance sheet as of September 30, 2023 for distributions to be made to Expedia Group and Rolf Schrömgens based on their probable share ownership on the date of record.
UBIO Limited
On November 28, 2022, we entered into a commercial agreement with UBIO Limited, an equity method investment, to increase the number of directly bookable rates available on our website. The services will be provided for a period of 12 months. For the three and nine months ended September 30, 2023, our operating expenses include €0.4 million and €1.1 million, respectively, related to this commercial agreement.

Note 13: Segment information
Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates.
We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, or ROAS, for each of our segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below. The following tables present our segment information for the three and nine months ended September 30, 2023 and 2022. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended September 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€69,479	€59,682	€26,968	€—	€156,129
Subscription revenue	—	—	—	619	619
Other revenue	—	—	—	1,114	1,114
Total revenue	€69,479	€59,682	€26,968	€1,733	€157,862
Advertising Spend	50,077	46,682	19,504	—	116,263
ROAS contribution	€19,402	€13,000	€7,464	€1,733	€41,599
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,080
Other selling and marketing, including related party(1)					5,421
Technology and content, including related party					12,011
General and administrative, including related party					9,251
Amortization of intangible assets					34
Impairment of intangible assets and goodwill					196,127
Operating loss					€(184,325)
Other income/(expense)
Interest expense					(3)
Interest income					1,837
Other, net					(123)
Total other income/(expense), net					€1,711
Loss before income taxes					€(182,614)
Benefit for income taxes					(35)
Loss before equity method investment					€(182,579)
Loss from equity method investment					(55)
Net loss					€(182,634)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended September 30, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€83,463	€75,188	€21,808	€—	€180,459
Subscription revenue	—	—	—	764	764
Other revenue	—	—	—	2,479	2,479
Total revenue	€83,463	€75,188	€21,808	€3,243	€183,702
Advertising Spend	56,837	52,760	12,664	—	122,261
ROAS contribution	€26,626	€22,428	€9,144	€3,243	€61,441
Costs and expenses:
Cost of revenue, including related party, excluding amortization					3,236
Other selling and marketing, including related party(1)					6,538
Technology and content, including related party					13,453
General and administrative, including related party					11,121
Amortization of intangible assets					34
Impairment of intangible assets and goodwill					100,465
Operating loss					€(73,406)
Other income/(expense)
Interest expense					(11)
Interest income					86
Other, net					329
Total other income/(expense), net					€404
Loss before income taxes					€(73,002)
Benefit for income taxes					(6,124)
Loss before equity method investment					€(66,878)
Loss from equity method investment					(259)
Net loss					€(67,137)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Nine months ended September 30, 2023
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€178,080	€143,103	€66,823	€—	€388,006
Subscription revenue	—	—	—	1,994	1,994
Other revenue	—	—	—	3,334	3,334
Total revenue	€178,080	€143,103	€66,823	€5,328	€393,334
Advertising Spend	123,081	99,766	43,137	—	265,984
ROAS contribution	€54,999	€43,337	€23,686	€5,328	€127,350
Costs and expenses:
Cost of revenue, including related party, excluding amortization					9,223
Other selling and marketing, including related party(1)					15,930
Technology and content, including related party					36,877
General and administrative, including related party					30,090
Amortization of intangible assets					101
Impairment of intangible assets and goodwill					196,127
Operating loss					€(160,998)
Other income/(expense)
Interest expense					(7)
Interest income					4,126
Other, net					(337)
Total other income/(expense), net					€3,782
Loss before income taxes					€(157,216)
Expense for income taxes					9,581
Loss before equity method investment					€(166,797)
Loss from equity method investment					(173)
Net loss					€(166,970)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Nine months ended September 30, 2022
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€193,745	€174,565	€52,033	€—	€420,343
Subscription revenue	—	—	—	2,685	2,685
Other revenue	—	—	—	7,087	7,087
Total revenue	€193,745	€174,565	€52,033	€9,772	€430,115
Advertising Spend	123,980	109,822	27,272	—	261,074
ROAS contribution	€69,765	€64,743	€24,761	€9,772	€169,041
Costs and expenses:
Cost of revenue, including related party, excluding amortization					9,199
Other selling and marketing, including related party(1)					19,417
Technology and content, including related party					42,500
General and administrative, including related party					51,202
Amortization of intangible assets					102
Impairment of intangible assets and goodwill					184,642
Operating loss					€(138,021)
Other income/(expense)
Interest expense					(46)
Interest income					215
Other, net					684
Total other income/(expense), net					€853
Loss before income taxes					€(137,168)
Expense for income taxes					158
Loss before equity method investment					€(137,326)
Loss from equity method investment					(313)
Net loss					€(137,639)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 14: Subsequent events
After the date of the balance sheet through the date of issuance of these unaudited condensed consolidated financial statements, 2,147,090 Class A shares were issued as a result of options exercised and RSUs released.
In connection with the resignation announcement our of Chief Financial Officer effective December 31, 2023, an agreement was signed on October 3, 2023 to provide substantive consultancy services until March 2024. As a result, a modification was made to the vesting conditions for the unvested 9,083 market-based options and 1,027,193 service-based options as of the modification date.
On October 27, 2023, we announced that the management board has approved to change the ratio in the Company's American Depository Share ("ADS") program, comprising a change in the ratio of ADSs to Class A shares ("shares") from one (1) ADS representing one (1) share, to one (1) ADS representing five (5) shares with the effective date expected to be November 17, 2023.
Additionally, as further described in Note 10: Stockholders' equity, the one-time extraordinary dividend is expected to equal €0.529228 per each Class A and B share. The payment of the distribution is anticipated to be made on November 6, 2023 to holders of Class A and B shares. The payment of the dividend to holders of our ADSs is anticipated to occur on November 13, 2023.